Filed Pursuant to Rule 424(b)(3)
Registration No. 333-283571

JLL INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED JANUARY 5, 2026
TO THE PROSPECTUS DATED JUNE 6, 2025

This supplement No. 10 is part of the prospectus of JLL Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 10 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2025;
•the status of our offering;
•updates to our suitability standards;
•the status of our share repurchase plan; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of December 31, 2025:

	December 31, 2025
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Total
Real estate investments (1)	$1,416,809,000	$345,586,000	$47,602,000	$1,754,604,000	$3,564,601,000
Debt	(548,238,000)	(133,725,000)	(18,420,000)	(678,949,000)	(1,379,332,000)
Other assets and liabilities, net	28,083,000	6,849,000	943,000	34,779,000	70,654,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$896,654,000	$218,710,000	$30,125,000	$1,110,434,000	$2,255,923,000
Number of outstanding shares	79,656,280	19,403,439	2,668,862	98,568,618
NAV per share	$11.26	$11.27	$11.29	$11.27
(1)    The value of our real estate investments was less than the historical cost by approximately 1.6% as of December 31, 2025.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2025:

	Healthcare	Industrial	Office	Residential	Retail	Other (1)	Total Company
Exit capitalization rate	5.9%	5.7%	6.9%	5.3%	6.0%	6.5%	5.6%
Discount rate/internal rate of return (IRR)	7.3	7.4	8.6	7.0	7.5	8.3	7.3
Annual market rent growth rate	3.0	3.1	2.6	3.2	3.0	3.0	3.1
Holding period (years)	10.0	10.3	10.0	10.0	10.0	18.1	10.2
(1)    Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of December 31, 2025:

Input
Discount Rate - weighted average	0.25% increase	(1.9)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.7)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.7)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $73,340,000 lower than the carrying values at December 31, 2025. The NAV per share would have increased by $0.25 at December 31, 2025 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
On June 6, 2025, our Third Extended Public Offering was terminated and we commenced our Fourth Extended Public Offering of up to $1,500,000,000, in shares of which $1,200,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of December 31, 2025, we have received aggregate gross proceeds of approximately $62,525,000 including $20,289,000 from the sale of 1,771,951 Class A shares, $4,354,000 from the sale of 383,465 Class M shares, $26,000 from the sale of 2,208 Class A-I shares, and $37,856,000 from the sale of 3,324,920 Class M-I shares pursuant to our primary offering. There were $1,137,475,000 in shares of our common stock in our primary offering available for sale. As of December 31, 2025, we have received approximately $55,903,000 pursuant to our distribution reinvestment plan, including $21,791,000 from the sale of 1,931,627 Class A shares, $6,020,000 from the sale of 533,057 Class M shares, $771,000 from the sale of 68,131 Class A-I shares, and $27,321,000 from the sale of 2,420,606 Class M-I shares. There were $244,097,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $7,074,080,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $439,987,000 during the quarter ending December 31, 2025.  As of December 31, 2025, our total Company NAV across all share classes was approximately $2,387,829,000.
Suitability Standards
The following disclosures are effective January 1, 2026 and supersede and replace (i) the first and second paragraphs and (ii) the respective state specific disclosures included below in the section of the prospectus titled “Suitability Standards”, except for Arkansas for which this is the first disclosure:

SUITABILITY STANDARDS
The shares of common stock we are offering are suitable only as a long-term investment for persons of adequate financial means who do not need liquidity of this investment. Because there is no public market for our shares, it may be difficult for you to sell your shares. On a limited basis, you may be able to have your shares repurchased through our share repurchase plan which, except for repurchases due to death or disability, under certain circumstances following the departure of key persons or shares issued under our distribution reinvestment plan, is not available until one year after you purchase your shares, although we are not obligated to repurchase any shares and may choose to only repurchase some, or even none, of the shares that have been requested to be repurchased. Our share repurchase plan may be modified or suspended by our board of directors.

In consideration of these factors, we require that a purchaser of shares of our common stock have either:

•a minimum net worth of at least $350,000; or

•a minimum gross annual income of at least $100,000 and a minimum net worth of at least $100,000.

Alabama Investors: In addition to the general suitability standards, Alabama investors aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of their liquid net worth at the time of their investment in us; provided that, this concentration limit shall not apply to (i) investments made as a result of participation in our distribution reinvestment program and (ii) any investor that is an accredited investor as defined in Rule 501(a) of Regulation D. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. “Direct participation programs” include REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940.

Arkansas Investors: In addition to the general suitability standards, Arkansas investors aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of their liquid net worth at the time of their investment in us; provided that, this concentration limit shall not apply to (i) investments made as a result of participation in our distribution reinvestment program and (ii) any investor that is an accredited investor as defined in Rule 501(a) of Regulation D. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. “Direct participation programs” include REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940.

Iowa Investors: In addition to the general suitability standards, Iowa investors aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of their liquid net worth at the time of their investment in us; provided that, this concentration limit shall not apply to (i) investments made as a result of participation in our distribution reinvestment program and (ii) any investor that is an accredited investor as defined in Rule 501(a) of Regulation D. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. “Direct participation programs” include REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940.

Kentucky Investors: In addition to the general suitability standards, Kentucky investors aggregate investment in us and other non-traded direct participation programs shall not exceed 10% of their liquid net worth at the time of their investment in us; provided that, this concentration limit shall not apply to (i) investments made as a result of participation in our distribution reinvestment program and (ii) any investor that is an accredited investor as defined in Rule 501(a) of Regulation D. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. “Direct participation programs” include REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940.
Share Repurchase Plan Status
During the quarter ended December 31, 2025, we redeemed 8,861,675 shares for a total of approximately $100,517,000 pursuant to our share repurchase plan. We honored 100% of all redemption requests received. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2026 through March 31, 2026 are limited to approximately $119,391,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2025, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I
December 1, 2025	$11.36	$11.39	$11.40	$11.39
December 2, 2025	$11.36	$11.39	$11.40	$11.39
December 3, 2025	$11.36	$11.39	$11.40	$11.39
December 4, 2025	$11.36	$11.39	$11.41	$11.39
December 5, 2025	$11.36	$11.39	$11.41	$11.39
December 8, 2025	$11.37	$11.39	$11.41	$11.39
December 9, 2025	$11.37	$11.40	$11.41	$11.40
December 10, 2025	$11.37	$11.40	$11.41	$11.40
December 11, 2025	$11.37	$11.40	$11.41	$11.40
December 12, 2025	$11.37	$11.40	$11.41	$11.40
December 15, 2025	$11.37	$11.40	$11.42	$11.40
December 16, 2025	$11.37	$11.40	$11.41	$11.40
December 17, 2025	$11.37	$11.40	$11.41	$11.40
December 18, 2025	$11.37	$11.40	$11.41	$11.40
December 19, 2025	$11.37	$11.40	$11.41	$11.40
December 22, 2025	$11.37	$11.40	$11.41	$11.40
December 23, 2025	$11.37	$11.40	$11.42	$11.40
December 24, 2025(1)	$11.24	$11.26	$11.27	$11.25
December 26, 2025	$11.24	$11.26	$11.27	$11.25
December 29, 2025	$11.24	$11.25	$11.27	$11.25
December 30, 2025	$11.26	$11.27	$11.29	$11.26
December 31, 2025	$11.26	$11.27	$11.29	$11.27
(1)     On, November 4, 2025, our board of directors approved a gross dividend for the third quarter of 2025 of $0.1575 per share to stockholders of record as of December 23, 2025. The decrease in share price on December 24, 2025 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each publicly offered share class is posted on our public share website, www.JLLIPT.com, and for each private share class on our private share website, www.jll-ipt.com. The NAV per share for all share classes is available on our toll-free, automated telephone line, (855) 652-0277.